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                                                                       EXHIBIT 1



NEWS RELEASE                                                    (INTEROIL LOGO)


                          INTEROIL ANNOUNCES PRACTICAL
                             COMPLETION AT REFINERY

         JANUARY 31, 2005 -- TORONTO, CANADA -- INTEROIL CORPORATION (IOL:TSX) (IOC:AMEX) (IOC:ASX/POMSOX), a Canadian company with operations in Papua New Guinea, today announced that it has issued the Certificate of Practical Completion with respect to the construction and commissioning of its refinery to the main contractor, Clough Niugini Limited. Issuance of the Certificate confirms that construction of the refinery has been completed and that the refinery has satisfied all contractually required reliability and performance tests. Close-out costs associated with construction will continue for the next few months as the contractor phases out its on-site activities. Under a 5-year agreement, responsibility for the day-to-day management, operation and maintenance of the refinery has been assumed by a subsidiary of Petrofac Facilities Management.
         "We are excited by the issue of the Certificate of Practical Completion, marking the successful transformation of our refinery from construction and development to full commercial operations," said Phil Mulacek, CEO of InterOil.
         InterOil is developing a vertically integrated energy company whose primary focus is Papua New Guinea and the surrounding region. Its assets comprise an oil refinery, upstream petroleum exploration licenses, and retail and commercial distribution assets. The majority of the refined products from InterOil's refinery are secured by off-take contracts with Shell and InterOil's wholly-owned subsidiary, InterOil Products Limited. BP Singapore is InterOil's agent for crude oil supplied to the refinery. InterOil is also undertaking an extensive petroleum exploration program within its eight million acre license area located in Papua New Guinea.

InterOil's common shares trade on the Toronto Stock Exchange under the symbol IOL in Canadian dollars; on the American Stock Exchange under the symbol IOC in US dollars; and on the Australian Stock Exchange in CHESS Depositary Interests in Australian dollars under the symbol IOC which trade on a 10:1 basis to common shares. For more information please see the InterOil website at: www.interoil.com.



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FOR FURTHER INFORMATION:

Gary M Duvall                                    Anesti Dermedgoglou
V.P., Corporate Development                      V.P., Investor Relations
InterOil Corporation                             InterOil Corporation
gary.duvall@interoil.com                         anesti@interoil.com
Houston, TX USA                                  Cairns, Qld Australia
Phone:  +1 281 292 1800                          Phone: +617 4046 4600

                              CAUTIONARY STATEMENTS

This press release contains forward-looking statements. All statements, other than statements of historical facts, included in this release, including without limitation, statements regarding our drilling plans, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. The Company can give no assurances that such forward-looking statements will prove to be correct. Risks and uncertainties include, but are not limited to, the existence of underground deposits of commercial quantities of oil and gas; fluctuations in prices for oil and gas production; curtailments or delays in development due to mechanical, operating, marketing or other problems; capital expenditures that are either significantly higher or lower than anticipated because the actual cost of identified projects varied from original estimates; and from the number of exploration and development opportunities being greater or fewer than currently anticipated.

The Company currently has no reserves as defined under Canadian National Instrument 51-101 reserve definitions. See the Company's filings with the Canadian securities regulators for additional risks and information about the Company's business.


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